Filed Pursuant to Rule 253(g)(2)
File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 17 DATED DECEMBER 29, 2021
TO THE OFFERING CIRCULAR DATED JULY 2, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated July 2, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Senior Mortgage Loan Repayment – TTLC Los Angeles – El Sereno, LLC

On June 14, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $6,500,000, (the “TTLC El Sereno Senior Loan”). The borrower, TTLC Los Angeles – El Sereno LLC, a California limited liability company (“TTLC El Sereno”), used the loan proceeds to acquire approximately 198,000 square feet of land located at 2520 - 2608 N. Eastern Ave & 2657 Lombardy Ave, Los Angeles, CA 90032 (the “TTLC El Sereno Property”). Details of the acquisition can be found here.

The TTLC El Sereno Property was unentitled at acquisition. At the time of acquisition, TTLC El Sereno’s business plan was to rezone and entitle the property, and apply for permits for 42 homes under the Los Angeles Small Lot Ordinance. In Q2 2021 TTLC El Sereno secured approvals for said homes and subsequently refinanced the TTLC El Sereno Senior Loan with a third party bridge loan to complete engineering plans and obtain a final plat map.

On December 22, 2021, TTLC El Sereno paid back the TTLC El Sereno Senior Loan for the full amount of principal, plus interest. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 12.0%.